April 13, 2005


By facsimile to (314) 259-2020 and U.S. Mail


Ernest C. Jett, Esq.
Senior Vice President, General Counsel and Secretary
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, MO 64836

RE:	Leggett & Platt, Incorporated.
	Pre-effective Amendment 1 to Registration Statement on Form
S-3
	Filed April 7, 2005
	File No. 333-123213

Dear Mr. Jett:

      We reviewed the filing and have the comment below.

1. Refer to prior comment 8.   Revise these disclosures that can
be
read to imply that investors do not have rights under the federal securities laws about the disclosures in the prospectus:

* The third sentence in the second paragraph under "Description of Capital Stock" on page 21.

* The third sentence in the fifth paragraph under "Preferred Share Purchase Rights and Series A Junior Participating Preferred Stock" on page 26.

* The third sentence in the second paragraph under "Certain
Charter
and Bylaw Provisions" on page 26.


Closing

	File an amendment to the S-3 in response to the comment. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter.
We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-2864.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	R. Randall Wang, Esq.
      William L. Cole, Esq.
	1 Metropolitan Square, Suite 3600
	St. Louis, MO 63102

	John W. White, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 8th Avenue
	New York, NY 10019



Ernest C. Jett, Esq.
April 13, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE